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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 12
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 12 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On April 21, 1997, the Company filed a Response Brief in Opposition to the Parent and the Purchaser's Motion For A Preliminary Injunction ("Response Brief") in the Defensive Tactics Litigation.

    On April 28, 1997, the Company, the Parent and the Purchaser agreed to, and the Court entered, a consent order in the Defensive Tactics Litigation (the "Annual Meeting Consent Order") requiring the Company to hold the Annual Meeting on July 30, 1997 so long as the Parent and the Purchaser do not change the price or form of consideration offered in the Offer within fifteen days before the meeting date. The Annual Meeting Consent Order further provides that, if such a change in the Offer is made, the Company may delay the Annual Meeting to no more than fifteen days after the date of such change, and also permits the parties to petition the Court for relief from the order. As a result of the Annual Meeting Consent Order, the Parent and the Purchaser withdrew their Preliminary Injunction Motion regarding the Annual Meeting. Following the entry of the Annual Meeting Consent Order, the Parent issued a press release, a copy of which is set forth in Exhibit 11(a)(25) and is incorporated herein by reference.

    On April 29, 1997, the Parent issued a press release announcing that it had extended the period during which the Offer will remain open to 6:00 p.m., New York City time, on Tuesday, May 27, 1997, unless further extended in the manner described in the Offer to Purchase, as amended and supplemented by the Supplement. The full text of the press release is set forth in Exhibit 11(a)(26) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(25)       Press Release issued by the Parent on April 28, 1997.

(a)(26)       Press Release issued by the Parent on April 29, 1997.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: April 29, 1997
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                                 EXHIBIT INDEX

  EXHIBIT                                                                                                       PAGE
    NO.                                               DESCRIPTION                                                NO.
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
11(a)(25)    Press Release issued by the Parent on April 28, 1997.

11(a)(26)    Press Release issued by the Parent on April 29, 1997.